HISTORIC ALBANY FOUNDATION
Single-tier (direct) Structure Chart (from Capital Lease)
48 Hudson



Historic Albany Foundation, Inc.
A 501(c)(3) tax-exempt organization
(100%)
HAF Hudson MM LLC
(Managing Member)
168(h) & Corp election
No less than 1%
TBD HTC Investors
(Investor Members)
Up to 99%
Historic Albany Foundation, Inc.
A 501(c)(3) tax-exempt organization
(Current fee owner)
60 Year Capital Lease
HAF Holdings II, LLC
(leasehold owner)
19 Year Lease
Historic Albany Foundation, Inc.
A 501(c)(3) tax-exempt organization